                                    FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR JUNE 6, 2002

                      DYNAMOTIVE ENERGY SYSTEMS CORPORATION
             (Exact name of Registrant as specified in its charter)

                                -----------------


                        Suite 105-1700 West 75/th/ Avenue
                                  Vancouver, BC
                                 Canada V6P 6G2
                                 (604) 267-6000
                    (Address of principal executive offices)

                                -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                           FORM 20-F  X    FORM 40-F
                                     ---             ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                YES         NO  X
                                    ___        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

QUARTERLY AND YEAR END REPORT

                                                      BC FORM 51-901F
British Columbia Securities Commission                (previously Form 61)

--------------------------------------------------------------------------------

ISSUER DETAILS

----------------------------------------------------------------------------------------------------------------------
NAME OF ISSUER                                                       FOR QUARTER ENDED            DATE OF REPORT
                                                                                                    YY / MM / DD
DYNAMOTIVE ENERGY SYSTEMS CORP.                                       March 31, 2002                02   06   03
----------------------------------------------------------------------------------------------------------------------
ISSUER'S ADDRESS

105 - 1700 West 75/th/ Avenue

----------------------------------------------------------------------------------------------------------------------
CITY                                       PROVINCE           POSTAL CODE      ISSUER FAX NO.     ISSUER TEL. NO.

             Vancouver                       B.C.               V6P 6G2        (604) 267-6005      (604) 267-6000
----------------------------------------------------------------------------------------------------------------------
CONTACT NAME                                    CONTACT POSITION                                  CONTACT TEL NO.
Laura Santos                                    Corporate Secretary                                (604) 267-6000
----------------------------------------------------------------------------------------------------------------------
CONTACT EMAIL ADDRESS                      WEB SITE ADDRESS
Laura.Santos@dynamotive.com                         www.dynamotive.com
----------------------------------------------------------------------------------------------------------------------

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

----------------------------------------------------------------------------------------------------------------------
           DIRECTOR'S SIGNATURE              PRINT FULL NAME                                         DATE SIGNED
"Richard Chen-Hsing Lin"                     Richard Chen-Hsing Lin                                  YY / MM / DD
                 "signed"                                                                            02   06   03
----------------------------------------------------------------------------------------------------------------------
           DIRECTOR'S SIGNATURE              PRINT FULL NAME                                         DATE SIGNED
"R. Andrew Kingston"                         R. Andrew Kingston                                      YY / MM / DD
                 "signed"                                                                            02   06   03
----------------------------------------------------------------------------------------------------------------------

FIN 51-901F Rev. 2001/3/20

SCHEDULE A: FINANCIAL INFORMATION



                                           DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                             Unaudited Interim Consolidated Financial Statements
                                       For the three months ended March 31, 2002
                                                               (In U.S. Dollars)

                                                                        Contents



Consolidated Financial Statements
  Consolidated Balance Sheets                                               2
  Consolidated Statements of Operations and Deficit                         3
  Consolidated Statements of Cash Flows                                     4
  Notes to Consolidated Financial Statements                                5-14
  Supplementary Information                                                 15

DynaMotive Energy Systems Corporation

                      Unaudited Consolidated Balance Sheets
                                                     (expressed in U.S. dollars)

                                                                 March 31,      December 31,
                                                                   2002            2001
                                                               (Unaudited)       (Audited)
                                                                    $                $
--------------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                             Nil            61,541
Accounts receivable                                               136,099           102,933
Inventory                                                          20,229            10,043
Prepaid expenses and deposits                                     152,987           193,351
-------------------------------------------------------------------------------------------
Total current assets                                              309,315           367,868
-------------------------------------------------------------------------------------------

Capital assets                                                  2,198,857         2,202,100
Power purchase agreements                                       3,558,986         3,497,552
Patents                                                           374,322           386,879
-------------------------------------------------------------------------------------------
TOTAL ASSETS                                                    6,441,480         6,454,399
===========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness - short term                                    602,116           694,646
Accounts payable and accrued liabilities                        2,283,056         1,690,453
Deferred Revenue                                                   56,645            51,981
-------------------------------------------------------------------------------------------
Total current liabilities                                       2,941,817         2,437,080
-------------------------------------------------------------------------------------------

Bank indebtedness - long term                                   1,754,048         1,665,788
Amounts due to related parties                                    329,467           323,780
Other long-term liabilities and deferred credits                  545,219           535,808
Minority interest                                                      --            57,180
-------------------------------------------------------------------------------------------
Total liabilities                                               5,570,551         5,019,636
-------------------------------------------------------------------------------------------

Commitments and contingencies
Shareholders' equity
Share capital                                                  25,718,273        24,617,914
Shares to be issued                                               500,015           666,036
Convertible loan                                                  155,818           159,635
Contributed surplus                                             2,274,295         2,283,650
Cumulative translation adjustment                                (343,135)         (519,424)
Deficit                                                       (27,434,337)      (25,773,048)
-------------------------------------------------------------------------------------------
Total shareholders' equity                                        870,929         1,434,763
-------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                      6,441,480         6,454,399
===========================================================================================

The accompanying notes are an integral part of these financial statements.

Approved on behalf of the Board:
"Richard Lin"      Director             "Andrew Kingston"      Director
-----------------                       ---------------------

DynaMotive Energy Systems Corporation

              Unaudited Consolidated Statement Of Loss And Deficit

                                                     (expressed in U.S. dollars)

                                                                        Three Months Ended
                                                                            March 31,
                                                                      2002           2001
                                                                   (Unaudited)    (Unaudited)
                                                                        $              $
---------------------------------------------------------------------------------------------
REVENUE
Sales                                                                55,230            97,118
---------------------------------------------------------------------------------------------
                                                                     55,230            97,118
---------------------------------------------------------------------------------------------

EXPENSES
Cost of sales                                                        12,486            75,780
Amortization and depreciation                                        91,527            87,444
Interest expense                                                     42,226             6,176
Marketing                                                            37,894           179,093
Office supplies, telephone and insurance                            123,793            52,121
Professional fees                                                   741,474           497,367
Royalties                                                                --                --
Rent                                                                112,098            83,716
Research and development                                            120,219            74,994
General and administrative salaries and benefits                    441,558           293,100
Exchange loss                                                        50,007                --
---------------------------------------------------------------------------------------------
                                                                  1,773,282         1,349,791
---------------------------------------------------------------------------------------------
Loss from operations                                             (1,718,052)       (1,252,673)

OTHER REVENUE AND EXPENSES
Interest income                                                         523            10,175
Gain (loss) on asset disposals                                           --              (460)
---------------------------------------------------------------------------------------------
                                                                        523             9,715
---------------------------------------------------------------------------------------------
Loss before minority interest                                    (1,717,529)       (1,242,958)

Minority interest                                                    56,240                --
---------------------------------------------------------------------------------------------
Loss for the period                                              (1,661,289)       (1,242,958)

Deficit, beginning of period                                    (25,773,048)      (18,934,784)
---------------------------------------------------------------------------------------------
Deficit, end of period                                          (27,434,337)      (20,177,742)
=============================================================================================

Weighted average number of common shares outstanding             41,961,052        34,491,242
=============================================================================================
Basic and diluted loss per common share                               (0.04)            (0.04)
=============================================================================================

The accompanying notes are an integral part of these financial statements.

DynaMotive Energy Systems Corporation

                  Unaudited Consolidated Statements Of Cashflow

                                                                 (expressed in U.S. dollars)

                                                                     Three Months Ended
                                                                          March 31,
                                                                    2002             2001
                                                                (Unaudited)       (Unaudited)
                                                                     $                 $
----------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period                                             (1,661,289)        (1,242,958)
Add (deduct) items not involving cash:
     Amortization and depreciation                                  91,527             87,444
     Minority interest                                             (56,240)                --
     Stock based compensation                                      125,572            481,594
     Translation loss                                               50,007                 --
Net change in non-cash working capital
     balances related to operations                                614,512            395,508
---------------------------------------------------------------------------------------------
Cash used in operating activities                                 (835,911)          (278,412)
---------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Decrease in bank indebtedness-short term                           (84,657)           (11,537)
Increase in other long-term liabilities & deferred credits         117,374                 --
Share capital issued                                               715,731            518,274
Shares to be issued                                                 83,680                 --
---------------------------------------------------------------------------------------------
Cash provided by financing activities                              832,128            506,737
---------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Increase in patents costs                                           (5,820)             7,002
Purchase of capital assets (net of government grants)              (61,398)          (182,713)
Proceeds on sale of equipment                                           --              1,015
---------------------------------------------------------------------------------------------
Cash used in investing activities                                  (67,218)          (174,696)
---------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                              9,460            (56,552)
---------------------------------------------------------------------------------------------

Decrease  in cash and cash equivalents during the period           (61,541)            (2,923)
Cash and cash equivalents, beginning of period                      61,541          1,095,715
---------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                               Nil          1,092,792
=============================================================================================

The accompanying notes are an integral part of these financial statements.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2002 and 2001                     (in U.S. dollars)

1.  Description of business

    DynaMotive Energy Systems Corporation ("the Company") was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Since its inception the Company has been engaged in the process of commercializing several technologies that are in various stages of development.

    The Company's sole focus at present is to commercialize its patented BioOil production technology and establish this technology as the worldwide industry standard for production of BioOil clean fuels. The Company has developed, patented, or acquired three primary technologies since inception:
    (1) BioTherm(TM), a biomass-to-energy technology that converts low value forest waste and agricultural by-products into liquid BioOil, which can be used as a fuel or as a raw material for the production of various derivative products; (2) DynaPower(R), a metal cleaning process that does not involve the use of chemicals; and (3) actuator technologies used in both steel and aluminum welding. To date, the Company's principal revenues have been derived from the sales of the actuators, sales of DynaPower(R) systems for various customer applications, forest harvesting services and consulting services. The principal market for the Company's metal cleaning business is in the United States and Europe, while the principal market for near term BioOil related business is in the UK and Canada.

    The Company sold the actuator technology in 1997 to Emhart Tucker, a subsidiary of Black and Decker.

    In May 2001, the Company announced its intention to divest its metal cleaning subsidiary, DynaPower, Inc. to focus all of its resources on its BioOil production technology. This divestiture was completed April 11, 2002.

    These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

    The ability of the Company to continue as a going concern is uncertain and is dependent on achieving profitable operations, commercializing its BioTherm(TM) technology and continuing development of new technologies, the outcome of which cannot be predicted at this time. Accordingly, the Company will require, for the foreseeable future, ongoing capital infusions in order to continue its operations, fund its research and development activities, and ensure orderly realization of its assets at their carrying value. The consolidated financial statements do not reflect adjustments in carrying values and classifications of assets and liabilities that would be necessary should the Company not be able to continue in the normal course of operations.

    The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from government sources, loans and by the issuance of shares of the Company for cash consideration. The Company has received commitments from the Canadian and UK governments and subsequent to the end of the quarter, the Company has received a subscription agreement and the funds for $200,000 in debt financing.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2002 and 2001                     (in U.S. dollars)

2.  Unaudited interim financial statements

    The unaudited balance sheet at March 31, 2002 and the unaudited interim statements of operations and deficit and interim cash flows for the three-month periods ended March 31, 2002 and 2001, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2001. These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods. The data disclosed in the notes to the interim consolidated financial statements for this period are also unaudited. Results for the three months ended March 31, 2002 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2001, and the summary of significant accounting policies included therein.

    The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

    The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the quarter. Gains and losses resulting from this process are recorded in shareholders' equity as an adjustment to the cumulative translation adjustment account.

3.  Share Capital

    [a] Authorized share capital

    The Company's authorized capital consists of 100,000,000 common shares (2001
    - 100,000,000 common shares) with no par value and 100,000,000 Class A preferred shares (2001 - 100,000,000) with a par value of $5.00 each, having attached special rights and restrictions. No preferred shares were issued and outstanding at December 31, 2001 and 2000.

    [b] Issued and outstanding share capital

                                                               March 31,     December 31,
                                                                 2002            2001
                                                                  $               $
          Issued and outstanding
          Common Shares 43,608,219 [December 31, 2001        $25,718,273     $24,617,914
          -40,942,115]
          Preferred Shares, Nil, [December 31, 2001 - Nil]             -               -
          --------------------------------------------------------------------------------

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements(Unaudited)

Three Months Ended March 31, 2002 and 2001                     (in U.S. dollars)

3. SHARE CAPITAL (CONT'D)

              Common Share Issuance Summary for the Quarter                                   $          Number of
                                                                                                           Shares
             ------------------------------------------------------------------------------------------------------
              Share Capital, December 31, 2001                                            24,617,914     40,942,115
              Private placement issued for cash (i)                                          715,731      1,815,877
              Private placement issued for commercial services (ii)                           63,922        162,176
              Shares issued, consultants, directors & employee compensation (iii)            209,733        464,571
              Shares issued, for commercial services (i) &                                   110,973        223,480

              Share Capital, March 31, 2002
                    Common shares without par value                                       25,718,273     43,608,219

             ------------------------------------------------------------------------------------------------------


    [c] Shares to be issued

    At March 31, 2002, the Company has 1,647,948 common shares to be issued. Included in the amount is 493,310 common shares which are to be issued to a director and non-employees for services rendered under compensation arrangements.

    The remaining 1,154,638 common shares relate to private placements commenced during the first quarter of 2002. The private placement is for up to $2.1 million At March 31, 2002, the Company had received 370,113 in cash for these shares to be issued.

    [d] Stock options

    At March 31, 2002, the following stock options to Directors, employees and others were outstanding:

                                               Options Outstanding                   Options Exercisable
                                               -------------------                   -------------------
                                     Number         Weighted-       Weighted-       Number       Weighted-
                  Range of        Outstanding        Average         Average     Outstanding      Average
                  Exercise        at March 31,      Remaining        Exercise    at March 31,     Exercise
                   Prices             2002         Contractual        Price          2002          Price
                                                      Life
              ---------------------------------------------------------------------------------------------
               $0.30 - $0.90       2,618,798       1.16 years         $0.51       2,476,798        $0.50
                   $1.00             692,000       0.84 years         $1.00         662,000        $1.00
                   $1.50           2,363,250       1.92 years         $1.50       2,246,250        $1.50
               $1.95 - $4.00          64,207       0.76 years         $2.18          59,207        $2.20
              ---------------------------------------------------------------------------------------------
                                   5,738,255                                      5,444,255
              =============================================================================================

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements(Unaudited)

Three Months Ended March 31, 2002 and 2001                     (in U.S. dollars)

3. SHARE CAPITAL (CONT'D)

    From time to time, the Company has provided incentives in the form of share purchase options to the Company's directors, officers, employees and others. The Company has reserved 6,541,233 (15%) of common shares for issuance upon the exercise of stock options of which at March 31, 2002, 802,978 are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant and the term may not exceed five years from the date of the grant. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.

    Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

            Options Exerciseable                   Options           Options
                                                Exerciseable      Exerciseable
                                                 No. Common     Weighted Average
                                               Shares Issuable   Exercise Price
            --------------------------------------------------------------------

            --------------------------------------------------------------------
            Balance, December 31, 2001            5,001,963           1.15
            Options granted                       1,800,736           0.44
            Options forfeited or expired           (560,489)          0.46
            Options exercised                      (503,955)          1.15
            --------------------------------------------------------------------
            Balance, March 31, 2002               5,738,255           1.00
            ====================================================================

    Included in the options granted in the quarter, 494,721 options were granted to non-employees for services rendered recorded at a fair value of $182,319.

    [e] Common share purchase warrants

    During the fourth quarter of 2001, the Company made an offer to all existing warrant holders to reduce the exercise price of all outstanding warrants from a weighted average exercise price of $1.59, to a weighted average exercise price of $0.70 in exchange for a reduction in the number of warrants outstanding. No other terms in the original warrants would change. Warrant holders were given 30 days to accept the offer. As at December 31, 2001, 4,009,167 warrants with a weighted average exercise price of $1.55 were cancelled and exchanged for 1,907,526 new warrants with a weighted average exercise price of $0.70. No compensation expense resulted from the warrant repricing in 2001. In the first quarter 2002 subsequent to year end, an additional 1,323,372 warrants with a weighted-average exercise price of $1.72 were cancelled and exchanged for 618,577 new warrants with a weighted-average exercise price of $0.70. No compensation expense resulted from the warrant repricing in the quarter.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements(Unaudited)

Three Months Ended March 31, 2002 and 2001                     (in U.S. dollars)

3. SHARE CAPITAL (CONT'D)

    At March 31, 2002 the common share purchase warrants outstanding were as follows:

                                     No. of Common          Exercise
                                    Shares Issuable           Price                Expiration Date
         --------------------------------------------------------------------------------------------------------
         Series F Warrants               968,333              $0.70        January 1, 2003 - March 5, 2005
         Series G Warrants                84,000              $0.70        January 31, 2003
         Series H Warrants                 6,000              $0.70        May 31 ,2002
         Series I Warrants                 4,200              $0.70        May 31 ,2002
         Series J Warrants               381,000          $0.70 to $2.00   July 31, 2002 - July 31, 2003
         Series K Warrants                35,000              $0.70        July 31, 2003
         Series L Warrants                64,491          $0.70 to $2.00   February 20, 2003
         Series M Warrants               353,371          $0.70 to $1.50   June 22, 2003 - January 20, 2005
         Series N-a Warrants             159,091              $0.70        April 1 ,2002
         Series N-b Warrants             275,756              $0.70        September 5, 2004 - October 1, 2004
         ========================================================================================================
         Total                         2,331,242

    As at March 31, 2002, 61,500 warrants are unvested.


    Summary of warrants cancelled and issued during the quarter:


                                                      No. of Commons    No. of Commons
                                                      Shares Issuable   Shares Issuable
                                   No. of Common       via Warrants      via Warrants       No. of Common
                                 Shares Issuable at   Cancelled in the   Issued in the    Shares Issuable at
                                 December 31, 2001        Quarter           Quarter         March 31, 2002         Exercise Price
      ----------------------------------------------------------------------------------------------------------------------------
      Series F Warrants               968,333                                                    968,333              $0.70
      Series G Warrants                84,000                                                     84,000              $0.70
      Series H Warrants                 6,000                                                      6,000              $0.70
      Series I Warrants                 4,200                                                      4,200              $0.70
      Series J Warrants               891,250             510,250                                381,000          $0.70 to $2.00
      Series K Warrants                75,000              40,000                                 35,000          $0.70 to $1.50
      Series L Warrants                64,491                                                     64,491          $0.70 to $2.00
      Series M Warrants               292,728                                60,643              353,371          $0.70 to $1.50
      Series N-a Warrants             505,049             345,958                                159,091          $0.70 to $0.90
      Series N-b Warrants             384,847             109,091                                275,756          $0.70 to $1.50

      ============================================================================================================================
      Total                         3,275,898           1,005,299            60,643            2,331,242

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2002 and 2001                     (in U.S. dollars)

3. SHARE CAPITAL (CONT'D)

    [f] Stock appreciation rights

    During 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights ("SARs") for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SAR at the date of grant.

    The SARs vest as the Company achieves stock value targets as defined in the agreement: 1/3 of the SAR's issued may be redeemed upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period; 1/3 of the SAR's issued may be redeemed upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period; 1/3 of the SAR's issued may be redeemed upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

    The Company also has the right to redeem the SARs at its option under certain circumstances. The Company has the sole exclusive election to redeem the SAR's in cash, shares or in a combination of cash and shares. The number of SARs that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

    Stock appreciation rights transactions and the number of stock appreciation rights outstanding is summarized as follows:

                                                                       No. of
                                                                    SAR's Issued
              ------------------------------------------------------------------
              ------------------------------------------------------------------
              Balance, December 31, 2001                             1,486,667
              SAR's Issued                                                  --
              SAR's Redeemed                                                --
              SAR's forfeited                                               --
              ------------------------------------------------------------------
              Balance, March 31, 2002                                1,486,667
              ------------------------------------------------------------------

    At March 31, 2002, the following stock appreciation rights all of which were issued to employees, were outstanding:

                    SAR's               Initial Value           Expiration Date
              ------------------------------------------------------------------

                    1,132,500             $0.400                January 28, 2004
                      200,000             $0.625                May 1, 2004
                      154,167             $1.000                May 1, 2004
              ------------------------------------------------------------------
                    1,486,667
              ==================================================================

    At March 31, 2002 and December 31, 2001, 1,111,667 SAR's were vested.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2002 and 2001                     (in U.S. dollars)

3. SHARE CAPITAL (CONT'D)

    [g] Escrow Shares

    At December 31, 1998, 1,232,000 common shares were held in escrow to be released at a rate of one share for each $0.17 of "cash flow" as defined in the agreement, generated by the Company.

    During 1999, the Board approved an amendment to the Escrow agreement's release provisions that applied to 676,000 of the shares held in escrow. The amended release provisions are: 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

    During the quarter nil (first quarter 2001 - nil) common shares were released from escrow and at March 31, 2002, 781,334 (March 31, 2001 - 781,334) common shares are held in escrow.

4. SUPPLEMENTARY CASH FLOW INFORMATION

   a) Components of changes in non-cash balances affecting operations are:

                                                             Three Months Ended
                                                                 March 31,
                                                             2002        2001
        Net change in non-cash working capital                 $           $
        -----------------------------------------------------------------------

        Accounts and government grants receivable          (34,080)     579,743
        Inventory                                          (10,213)        (470)
        Prepaid expenses and deposits                       41,603      (48,843)
        Accounts payable and accrued liabilities           612,402     (153,020)
        Deferred revenue                                     4,800       18,098
        -----------------------------------------------------------------------
                                                           614,512      395,508
        =======================================================================

        Interest paid
        -----------------------------------------------------------------------
        Short-term interest paid and accrued                42,226        6,176
        =======================================================================

        Interest received
        -----------------------------------------------------------------------
        Short-term interest received                           523       10,175
        =======================================================================

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2002 and 2001                     (in U.S. dollars)

5. SEGMENTED FINANCIAL INFORMATION

    The Company has five reportable segments. The segments are DynaPower(R), Actuators, Corporate, BioOil Power Generation, and Other. DynaPower(R) is a process for cleaning metal without the use of chemicals. The actuator technology is used in both steel and aluminum welding. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil and then into electricity, while Corporate consists of interest. Other includes a pulverizing technology which disintegrates a variety of solid materials and organic waste into a form suitable for the production of BioOil.

    The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on many factors, including net income or loss.

    The Company's reportable business segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

    In May 2001, the Company announced its intention to divest its metal cleaning subsidiary, DynaPower, Inc. to DynaPower Management for nominal consideration and future royalties on all revenue of DynaPower Systems. This divestiture was completed April 11, 2002.

              Business Unit Segments

                                                 March           March
                                                 2002            2001
                                                   $               $
              ---------------------------------------------------------
              Revenue
              Actuator                              --              --
              DynaPower(R)                      11,534          96,529
              BioOil Power Generation           40,389              --
              Other                              3,307              --
              Corporate                             --             589
              ---------------------------------------------------------
                                                55,230          97,118
              ---------------------------------------------------------

              Geographic Segments

                                                 March           March
                                                 2002            2001
                                                   $               $
              ---------------------------------------------------------
              Revenue
              United Kingdom                    40,389             --
              United States                         --         14,818
              Italy                                 --          3,420
              Canada                             3,307         59,015
              France                             4,618         19,505
              Mexico                             6,916             --
              Other                                 --            360
              ---------------------------------------------------------
                                                55,230         97,118
              =========================================================

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements(Unaudited)

Three Months Ended March 31, 2002 and 2001                    (in U.S. dollars)

6. CHANGES IN ACCOUNTING POLICY

   (a) Goodwill and other intangible assets

   Effective January 1, 2002, the Company adopted the new Canadian standard, CICA Handbook Section 3062 "Goodwill and Other Intangible Assets" The Company's intangible assets consist of intellectual property. The Company's intellectual property is considered to have a finite useful life. Accordingly, the Company continues to amortize these intangible assets over a period which is defined as the earlier of the useful life of the technology or the life of the patent commencing with commercial production and the adoption of Handbook Section 3062 had no impact on previously reported earnings and retained earnings or the interim financial statements. The Company had no goodwill as of March 31, 2002 thus the adoption of this new standard had no impact on previously reported earnings and retained earnings.

   (b) Foreign Currency Translation

   A new Canadian accounting standard was issued November 2001 applicable to years beginning on or after January 1, 2002. This standard eliminated the deferral and amortization of foreign exchange gains or losses arising from translation of long term debt and other similar monetary items into Canadian dollars. The adoption of this new standard had no impact on previously reported earnings and retained earnings. See Note 2 to the audited interim financial statements for the quarter for more information.

   (c) Stock Based Compensation

   The Company has adopted the new Canadian standard for reporting stock based compensation effective January 1, 2002, CICA Handbook section 3870 "Stock Based Compensation and Other Stock Based Payments". Under this standard, stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair value method of accounting. For grants of stock options to employees, this standard allows either the recognition of a compensation expense for grants of stock options to employees, based on the estimated fair value at the date of grant, or alternatively, the disclosure of pro forma net earnings or earnings per share data, as if the stock based compensation had been recognized in earnings. The adoption of this new standard had no impact on previously reported earnings and retained earnings.


7. SUBSEQUENT EVENTS

   On April 16, 2002 the Company received a letter from its principal banker, the Bank of Nova Scotia in regards to its $500,000 revolving line of credit, that was entered into in 1999 principally to bridge receivables under the Government of Canada's Technology Partnerships Canada agreement. The bank informed the Company that it is in default under certain provisions of the agreement pertaining to repayment of principal. The Company is in negotiations with the bank to extend or alter repayment provisions principally due to delays in receiving proceeds of Technology Partnerships Canada funding.

   On April 29, 2002, the Company issued 455,000 stock options to employees and consultants exercisable at $0.50 per common share expiring on April 28, 2006.

   On April 30, 2002 the Company entered into a $200,000 convertible loan agreement with two individuals. Proceeds of the loan were for general working capital purposes.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements(Unaudited)

Three Months Ended March 31, 2002 and 2001                    (in U.S. dollars)

7. SUBSEQUENT EVENTS (CONT'D)

   On May 9, 2002, the Company issued 973,333 stock options to consultants exercisable as follows: 12,000 options at $0.27 per common share expiring on May 8, 2003; 333,333 options exercisable at $0.30 per common share expiring on May 8, 2003 and 625,000 options exercisable at $0.50 per common share expiring May 8, 2005.

   On May 28, 2002 the Company announced it is and has been undertaking restructuring activities within its European subsidiary, UK based DynaMotive Europe Ltd. DynaMotive Europe in turn owns 75% of UK based Border BioFuels Ltd. The Company aims to further reduce costs of operations in Europe through the relocation of its European Headquarters. As part of this process, the Company also announced that all Border Biofuels Limited staff were made redundant pending restructuring of operations and that selective re-employment is expected. It was further announced that the Board of Border Biofuels has resigned due to personal reasons, terminated employment agreements and opposition to the aggressive financial restructuring the Company demanded, paving the way for the restructuring process to begin. DynaMotive, as the majority shareholder of Border Biofuels, will be appointing new board members to Border Biofuels.

   On May 28, 2002 the Company announced that it is in an advanced stage of discussions with a potential strategic partner in Europe and is expected to report shortly on the outcome of negotiations.

   On May 17, 2002 the Company entered into an amended CAD$8.235 Million, maximum reimbursement, Research and Development Contribution agreement with the Government of Canada through Technology Partnerships Canada("TPC"). The contributions will help the Company undertake further commercial scale demonstration, research, development and testing of DynaMotive's BioTherm(TM) fast pyrolysis technology that converts biomass wastes into BioOil, a renewable liquid fuel The amended agreement was a condition of approval of its bi-annual work plan on March 28, 2002 by TPC.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements(Unaudited)

Three Months Ended March 31, 2002 and 2001                    (in U.S. dollars)

SUPPLEMENTARY INFORMATION


Research and Development Expenses
Breakdown by major category:

                                                              Three Months Ended
                                                                   March 31
                                                      ----------------------------------
                                                         2002                  2001
                                                      ----------------------------------
      Material                                        $   20,108            $   22,391
      Salaries and Benefits                               95,888                43,913
      Consulting                                           2,449                32,448
      Miscellaneous Costs                                  1,774                   308
                                                      ----------------------------------
                                                      $  120,219            $   99,060
      Less: Govenmnent assistance programs                     -               (24,064)
                                                      ----------------------------------
                                                      $  120,219            $   74,997
                                                      ==================================


General and Administrative Salaries and Benefits
Breakdown by major category:

                                                              Three Months Ended
                                                                   March 31
                                                      ----------------------------------
                                                         2002                  2001
                                                      ----------------------------------
      Salaries & Benefits                                441,558               293,100

                                                      ----------------------------------
                                                      $  441,558            $  293,100
                                                      ==================================


Professional Fees
Breakdown by major category:

                                                              Three Months Ended
                                                                   March 31
                                                      ----------------------------------
                                                         2002                  2001
                                                      ----------------------------------
      Consulting                                      $  586,575            $  455,451
      Audit and Tax Services                              90,305                 7,524
      Legal Fees                                          64,344                30,903
      Miscellaneous Costs                                    251                 3,488

                                                      ----------------------------------
                                                      $  741,474            $  497,367
                                                      ==================================

SCHEDULE B: SUPPLEMENTARY INFORMATION

Section 1 - Year to Date January 1, 2001 to March 31, 2002

     a)  Breakdown of Deferred Costs

     Patents Accumulated Net Book Value

    ----------------------------------------------------------------------------
                            Cost            Amortization          Net Book Value
                              $                  $                      $
    ----------------------------------------------------------------------------
    Patents                742,946             369,887                373,059
    ----------------------------------------------------------------------------
    Trademarks               3,751               2,488                  1,263
    ----------------------------------------------------------------------------
    Total                  746,697             372,394               $374,322
    ----------------------------------------------------------------------------

     b)  Breakdown of major categories of research and development expenses:

         Please refer to the Supplementary Information schedule in the unaudited interim consolidated financial statements for details.

     c)  Breakdown by major category of general and administrative expenses:

         Please refer to the Supplementary Information schedule in the unaudited interim consolidated financial statements for details.

Section 2 - Year to Date January 1, 2001 to March 31, 2002

Related Party Transactions

         The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the quarter:

         Consulting fees and salaries of $119,033 for the quarter (2001 - $117,168) have been paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $119,033 (2001 - $22,208) paid by stock based compensation.

Section 3 - Year to Date January 1, 2001 to March 31, 2002

     a)  Summary of Securities issued during the three months ended March 31,
         2002

         Common Share Issuance Summary for the Quarter                                $       Number of
                                                                                                Shares
        -----------------------------------------------------------------------------------------------

        Private placement issued for cash (i)                                      715,731     1,815,877
        Private placement issued for commercial services (ii)                       63,922       162,176
        Shares issued to consultants, directors & for employee compensation        209,733       464,571
        (iii)
        Shares issued, for commercial services (iv)                                110,973       223,480
        ------------------------------------------------------------------------------------------------
                                                                                 1,100,359     2,666,104
        ------------------------------------------------------------------------------------------------

Section 3 - Year to Date January 1, 2001 to March 31, 2002 (Cont'd)

     i. 1,815,877 common shares issued for cash pursuant to a partial close of a private placement for $715,731 based share price of $0.30 to $0.49 per share on February 28, 2002.

     ii. 162,176 common shares issued for commercial services to pursuant to a partial close of a private placement for $63,922 at share prices ranging from $0.30 to $0.49 each on the exercise of stock options.

     iii. 464,571 common shares issued to consultants, directors & employee for $209,733 in compensation at share prices ranging from $0.357 to $0.75 each.

     iv. 223,480 common shares issued for payment of $110,976 in commercial services at share prices ranging from $0.49 to $0.62 each.

b) Summary of options granted during the three months ended March 31, 2002.

-----------------------------------------------------------------------------------------------------------------------------
     Name of Optionee           No. of Options        Exercise Price            Grant Date                Expiry Date
-----------------------------------------------------------------------------------------------------------------------------
Directors and Officers:
-----------------------------------------------------------------------------------------------------------------------------
Richard Lin                         261,905                $0.35            February 24, 2002          February 23, 2004
-----------------------------------------------------------------------------------------------------------------------------
Andrew Kingston                     267,860                $0.35            February 24, 2002          February 23, 2004
-----------------------------------------------------------------------------------------------------------------------------
Andrew Kingston                     162,216                $0.40            February 24, 2002          February 23, 2003
-----------------------------------------------------------------------------------------------------------------------------
Andrew Kingston                     200,000                $0.50            February 24, 2002          February 23, 2007
-----------------------------------------------------------------------------------------------------------------------------
Bayne Boyes                         111,105                $0.35            February 24, 2002          February 23, 2004
-----------------------------------------------------------------------------------------------------------------------------
Rodolfo Guido                        28,000                $0.50            February 24, 2002          February 23, 2003
-----------------------------------------------------------------------------------------------------------------------------
Rodolfo Guido                       200,000                $0.50            February 24, 2002          February 23, 2006
-----------------------------------------------------------------------------------------------------------------------------
James Acheson                       105,000                $0.50              March 31, 2002            March 30, 2003
-----------------------------------------------------------------------------------------------------------------------------
Consultants                         214,650                $0.50              March 31, 2002            March 30, 2003
-----------------------------------------------------------------------------------------------------------------------------
Consultants                         200,000                $0.49             January 10, 2002            June 30, 2002
-----------------------------------------------------------------------------------------------------------------------------
Consultants                          50,000                $0.49            February 11, 2002          November 19, 2002
-----------------------------------------------------------------------------------------------------------------------------
Total                             1,800,736
-----------------------------------------------------------------------------------------------------------------------------

Section 4 - As at the quarter ended March 31, 2002

     a)   Authorized Capital

          Please refer to Note 3(a) of the unaudited interim financial statements for details.

     b)   Issued Capital

          Please refer to Note 3(b) of the unaudited interim financial statements for details.

     c)   Options Outstanding

          Please refer to Note 3(d) of the unaudited interim financial statements for details.

     d)   Shares subject to escrow and pooling arrangements

          Please refer to Note 3(g) of the unaudited interim financial statements for details.

     e)  List of Directors

         Andrew Kingston, Director, President and Chief Executive Officer Richard Lin, Director, Chairman
         Ricard Altube, Director
         Michael McDowell, Ph.D, Director
         Bayne E. Boyes, Director, Executive Vice President
         Desmond Radlein, Ph.D, Director
         Curtin Winsor, Ph.D, Director
         Stephen Ives, Director
         Sing-Cheng Hong, Director
         Chih-Lin Chu, Director

     f)  List of Officers

         G. Jack MacDonald, Chief Financial Officer (since February 15, 2002) Rodolfo Guido, Chief Operating Officer (since February 15, 2002) James Acheson, U.S. Subsidiary, Chief Operating Officer
         Warren Johnson, Chief Technology Officer
         Laura Santos, Corporate Secretary

SCHEDULE C: MANAGEMENT'S DISCUSSION AND ANALYSIS

(Three month period ended March 31, 2002 compared to the three month period ended March 31, 2001)

This "Management's Discussion And Analysis" should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes of the Company included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, included in the Company's Annual Report for the year ended December 31, 2001.

The following sets out management's discussion and analysis of our financial position and results of operations for the three months ended March 31, 2002 and 2001.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain statements in this quarterly report may constitute "forward-looking" statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management's current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "may, expects, intends, anticipates, believes, estimates and forecasts" and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management's Discussion and Analysis in the 2001 Annual Report on Form 10K entitled "Risk Factors" for a more complete discussion of factors that could affect DynaMotive's future performance.

DESCRIPTION OF  BUSINESS

DynaMotive Energy Systems Corporation (the "Company" and or "DynaMotive") is a world leader in biomass-to-liquid fuel conversion, a process known as "Fast Pyrolysis". Its principal business is the development and commercialisation of its renewable energy process called BioThermTM, which is a fast pyrolysis process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating when converted into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations. Also, BioOil as a liquid contains chemicals that may potentially be extracted and sold at a much higher value than using BioOil solely as a fuel.

DynaMotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels, in competition with other pyrolysis technologies, and other biomass to energy applications. The Company's fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with no emissions or waste byproducts.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

During the quarter, the Company strengthened management ranks by appointing a Vancouver based Chief Financial Officer, replacing, Stephen Ives, who was UK based. Also, the Company appointed Vancouver based Rodolfo Guido as Chief Operating Officer from Director of International Marketing.

ACCOUNTING POLICIES

The Company's unaudited financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The Company believes the significant accounting policies as detailed in note 2 of its audited consolidated financial statements for the year ended December 31, 2001, affect its more significant judgments and estimates used in the preparation of its unaudited consolidated financial statements. Unless otherwise indicated, all dollar amounts are disclosed in US dollars.

Basis Of Presentation And Accounting Policies

The Company's accounting policies are detailed in note 2 of the audited consolidated financial statements for the year ended December 31, 2001. Changes in accounting standards are noted in note 6 of the unaudited consolidated interim financial statements.

RESULTS OF OPERATIONS

The Company is engaged in the development of its core technologies and as such, it mainly expends monies on research and development activities, and on the resources and infrastructure required to develop and commercialize its products. For the three months ("quarter") ended March 31, 2002, the Company incurred a net loss of $1,661,289 or $0.04 per share. This compares to a net loss for the same quarter of the preceding fiscal year ("2001") of $1,242,958 or $0.04 per share. The increase in the level of losses incurred in 2002, compared to 2001, is attributable to the higher levels of activity in research and development, the acquisition of Border BioFuels Ltd. ("Border BioFuels") in April 2001, expanded external consulting relationships as well as the costs associated with the expansion and strengthening of the technical and managerial teams.

Revenue

Revenue for the quarter was $55,230 compared to $97,118 for the same quarter in 2001. The Company currently had minimal commercial sales revenue during the quarter; contract sales (revenue earned from research services performed for third parties) were $40,389 in the three month period ended March 31, 2002 ($[Nil] for the respective three month period of 2001). The Company anticipates minimal future revenue from contract sales as it is focused on the research and development activities pertaining to its own BioOil related technologies, products and raw materials sourcing. Other revenues of $14,481 in the quarter principally related to the Company's DyanPower division. These revenues for the quarter were lower than for the same period in 2001 primarily due to a decline in commercial sales of its DynaPower(R) metal cleaning systems, to general economic weakness that affected demand for its DynaPower systems and a scaleback in DynaPower activities prior to its divestiture.

In May 2001, the Company announced that it intends to focus exclusively in the bioenergy field and on the development of BioOil and derivative products and that it intended to divest its acid free industrial metal cleaning system for wire manufacturing operated by its subsidiary, DynaPower, Inc., and had entered into a Letter of Intent with DynaPower management for a potential Management Buyout of that subsidiary. As a result, the Company generated limited commercial sales for its DynaPower(R) systems. The spin-off of DynaPower was concluded on April 11, 2002. The Company will continue to receive royalty income with respect to certain DynaPower patents.

Expenses

The overall cost of sales in the quarter decreased to $12,486 from $75,780 in the same quarter in 2001 resulting in a gross margin of 77.4% for the quarter as compared to 22.0% for the same quarter in 2001. The increase in overall gross margins for the quarter was due to a significant reduction in sales volumes and lower unit sales at the Company's DynaPower business unit which has a high cost of sales component associated with revenues, thereby reducing significantly the % of low margin sales for the Company, and due to a large % increase in contract research service revenues as a component of total revenues, which have a low cost of sales component, and therefore high margins.

For the first quarters in 2002 and 2001 the Company had expended on an quarterly basis $120,219 and $74,994 respectively, on research and development. Of these amounts, $nil, $24,064 respectively, were sponsored by government funding. The remainder of the respective quarterly expenditures were Company sponsored. The Company expects to be able to draw significantly from government grant and loan facilities, including the Government of Canada's Technology Partnerships Canada program both for expenditures made in 2001 and for technical and project related expenditures in 2002 and 2003. The Company's agreement with Technology Partnerships Canada pertains to maximum funding of C$8.235 million through June 2003, of which C$2.64 million has been received as of March 31, 2002.

General and administrative salaries and benefits increased to $441,558 in the quarter from $293,100 in the same quarter in 2001. The increase in 2002 was mainly due to replacing certain consultants with permanent personnel in the BioOil unit which was offset to some degree by reduced staffing relating to the impending sale of DynaPower and the Company's singular focus on its BioTherm(TM) technology during the year. The DynaPower reorganization resulted in the elimination of the majority of DynaPower related staff positions and a significant reduction in DynaPower related marketing and research and development activities during the year.

Professional fees increased to $741,474 in the quarter from $497,367 in the same quarter 2001. The increase was due mainly to an increase in consultants who replaced permanent staff for engineering and financial services and due to an increase in legal and accounting fees related to the acquisition of Border BioFuels.

Amortization and depreciation increased to $91,527 in the quarter from $87,444 in the same quarter in 2001 due to the addition of assets in the BioOil unit resulting mainly from the addition and commissioning of the 10 tpd BioOil plant in 2001 and from the acquistion of Border BioFuels.

Interest income decreased to $523 in the quarter from $10,175 in the same quarter in 2001 due to reduced cash resources and related short term investments.

Interest expense increased in the quarter to $42,226 from $6,176 in the same quarter in 2001 due mainly to the purchase of Border BioFuels Limited and the increase in total liabilities.

Marketing expense decreased to $37,894 in the quarter from $179,093 in the same quarter in 2001 due to a reduction in the use of external consultants for marketing activities.

Office supplies, telephone and insurance increased to $123,793 in the quarter from $52,121 in the same quarter in 2001 mainly due to the purchase of Border BioFuels Limited.

Rent for leased premises increased to $112,098 in the quarter from $83,716 in the same quarter 2001 due to the purchase of Border Biofuels.

Currency exchange gains (loss) in the quarter amounted to $50,007 compared to $Nil in the same quarter in 2001 due to the purchase of Border BioFuels Limited and the depreciation of the US dollar against the pound sterling.

Net Loss

During the quarter ended March 31, 2001, the Company recorded a net operating loss of $1,718,052, compared to a net operating loss of $1,252,673 for the same quarter in 2001. The increase in operating loss in the quarter as compared to the same quarter in 2001 was primarily attributable to (i) an increase in office supplies, telephone and insurance, (ii) an increase in professional fees, (iii) net loss from BBL, and (iv) increase in general and administrative salaries and benefits. The net operating loss in the quarter reflected professional fees totaling $741,474, of which, $209,733 were non-cash amounts paid in shares. The non-cash professional fees in the same quarter in 2001 were $464,571.

The basic and diluted loss per common share was unchanged for the quarter at $0.04 cents compared to $0.04 for the same quarter in 2001. The basic and diluted loss per share for the quarter and for the same quarter in 2001 was equal because of both the increase in the loss for the quarter in 2002 and the corresponding increase in the weighted average number of Common Shares outstanding from 34,491,242 shares at March 31, 2001 to 41,961,052 at March 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

Principal sources of liquidity during the quarter ended March 31, 2001 were (i) $715,731 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash, (ii) $55,230 in sales revenues generated by the Company, (iii) $117,374 increase in other long term liabilities resulting from the acquisition of Border Biofuels Ltd., and (iv) $83,680 in deposits for Common Shares to be issued in the remainder of 2002 pursuant to private placement offerings commenced in 2002.

For the previous year's first quarter ended March 31, 2001, the principal sources of liquidity were, (i) $500,695 in net proceeds ($518,274 gross) after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and Common Shares options exercised for cash; and
(ii) $97,118 in sales revenues generated by the Company.

Overall cash flows decreased during the first quarter 2002 as compared to the same quarter in 2001 due to the higher net loss for the quarter and due to a significant decrease in stock based compensation. During the quarter ended March 31, 2002, the Company used cash in operating activities and in investing activities of $835,911 and $67,218 respectively, and generated cash from financing activities of $832,128.

The net amount of cash used in operating activities during the first quarter 2002 increased 200% from the first quarter 2001. Cash used in operating activities consisted primarily of a net loss for the first quarter 2002 of $1,661,289 that was significantly offset by (i) amortization of non-cash items in the sum of $91,527, (ii) non-cash equity compensation expenses, $125,572,
(iii) translation loss of $50,007, and (iv) net change in non-cash working capital balances related to operations of $614,512.

Financing activities during the first quarter 2002 generated a net increase in cash of $832,128, primarily from the Company's private placements of Common Shares. Financing activities in the first quarter 2001 generated a net cash increase of $506,737, also primarily from the Company's private placements of Common Shares. Proceeds from all recent financings were intended and solely used for general working capital purposes.

Investing activities in the first quarter 2002 resulted in use of cash, net of grants and disposal, in the amount of $67,218 most of which, $61,398 was incurred in the acquisition of capital assets, and $5,820 was expended on patents. Investing activities in the first quarter 2001 resulted in use of cash, net of grants and disposal, in the amount of $174,696 that consisted of $182,713 incurred in the acquisition of capital assets, $7,002 in filing and maintenance of patents and offset by proceeds of $1,015 on the sale of equipment.

As at March 31, 2002, the Company has a working capital deficiency of $2,632,502 and incurred a net loss of $1,661,289 for the quarter-ended March 31, 2002, and has an accumulated deficit of $27,434,337.

DynaMotive has no commercial revenue from its core BioOil operations and is therefore dependant on its financing activities and contract research revenues to fund its operations. The proceeds from the recent equity and debt financing, together with Technology Partnerships Canada funding, will be applied to finance the Company's ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. DynaMotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. DynaMotive's operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular DynaMotive will require significant additional financing in the future to develop and market its technology to its full potential.

In addition to contemplated equity offerings during 2002, the Company expects to be able to draw significantly from government grant and loan facilities, including the Government of Canada's Technology Partnerships program both for expenditures made in 2001 and technical and project related expenditures in 2002. The Company expects to draw in 2002 a significant portion of the $3.5 million remaining in the TPC project funding. In addition, the Company expects to draw a significant portion of the $1.1 million funds remaining in the contribution agreement with the Department of Trade and Industry in the U.K.

The Company's funding plan for 2002 is structured so that equity placements and government funding will maintain the operations through to the third quarter of 2003. Additionally, the Company contemplates a private placement and project finance strategy which, with government contributions and other project funding is expected to fund the planned commercial demonstration project which is expected to commence construction during the third quarter of 2002. Any delay in securing the project funding for a project will delay the start of the construction of that project.

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

SUBSEQUENT EVENTS

On April 16, 2002, the Company received a letter from its principal banker, the Bank of Nova Scotia in regards to its $500,000 revolving line of credit, that was entered into in 1999 principally to bridge receivables under the Government of Canada's Technology Partnerships Canada agreement. The bank informed the Company that it is in default under certain provisions of the agreement pertaining to repayment of principal. The Company is in negotiations with the bank to extend or alter repayment provisions principally due to delays in receiving proceeds of Technology Partnerships Canada funding.

On April 30, 2002 the Company entered into a $200,000 convertible loan agreement with two individuals. Proceeds of the loan were received and were for general working capital purposes.

On May 28, 2002 the Company announced it is and has been undertaking restructuring activities within its European subsidiary, UK based DynaMotive Europe Ltd. DynaMotive Europe in turn owns 75% of UK based Border BioFuels Ltd. The Company aims to further reduce costs of operations in Europe through the relocation of its European Headquarters. As part of this process, the Company also announced that all Border Biofuels Limited staff were made redundant pending restructuring of operations and that selective re-employment is expected. It was further announced that the Board of Border Biofuels has resigned due to personal reasons, terminated employment agreements and opposition to the aggressive financial restructuring the Company demanded, paving the way for the restructuring process to begin. DynaMotive, as the majority shareholder of Border Biofuels, will be appointing new board members to Border Biofuels.

On May 28, 2002 the Company announced that it is in an advanced stage of discussions with a potential strategic partner in Europe and is expected to report shortly on the outcome of negotiations.

On May 17, 2002 the Company entered into an amended CAD$8.235 Million, maximum reimbursement, Research and Development Contribution agreement with the Government of Canada through Technology Partnerships Canada("TPC"). The contributions will help the Company undertake further commercial scale demonstration, research, development and testing of DynaMotive's BioTherm(TM) fast pyrolysis technology that converts biomass wastes into BioOil, a renewable liquid fuel. The amended agreement was a condition of approval of its bi-annual work plan on March 28, 2002 by TPC.

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